ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated May 8, 2012

Media Release: May 8, 2012

ETRACS MLP ETN CONTINUES TO BE THE TOP PERFORMING EXCHANGE TRADED PRODUCT TRACKING THE ALERIAN MLP INFRASTRUCTURE INDEX

New York, May 8, 2012 – UBS Investment Bank today announced that the ETRACS Alerian MLP Infrastructure ETN (Ticker: MLPI) is the top performing exchange-traded product linked to the Alerian MLP Infrastructure Index (Ticker: AMZI) for 2012 year to date.

Both MLPI and the Alerian MLP ETF (Ticker: AMLP) are designed to deliver the performance of the Alerian MLP Infrastructure Index (the “Index”), minus fees. The table below summarizes their performance year-to-date and since the first day that both products could be purchased on an exchange:

Ticker	Total Return (YTD)	Total Return Since 8/25/2010*
MLPI	3.99%	37.41%
AMLP	2.61%	23.10%
Index	4.26%	39.93%

Source: Bloomberg, 04/30/2012

*August 25, 2010 was the first day that both products could be purchased on an exchange.

MLPI first day of trading: 04/01/2010

AMLP first day of trading: 8/25/2010

About the Index

The Index is a liquid, midstream-focused subset of the Alerian MLP Index comprised of 25 energy infrastructure MLPs. The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index.

MLPI offers:

•	Exposure to a portfolio of 25 energy infrastructure MLPs through a single, exchange-traded security

•	Income via quarterly coupons linked to cash distributions, if any, paid by the MLPs in the Index, less fees[1]

•	No K-1s: the coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated[2].

About ETRACS

For further information about ETRACS ETNs, go to http://www.etracs.com.

Exchange Traded Access Securities, ETRACS, are exchange-traded notes (ETNs), an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETNs offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG (“UBS”), are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

1 Quarterly coupons are linked to the cash distributions, if any, paid by the MLPs in the Index, less fees. If the MLPs do not make distributions, or these distributions do not overcome the investor fees, the investor will not receive any coupons. You are not guaranteed any coupon or distribution amount under the ETN.

2 Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The contents of any website referred to in this communication are not part of, or incorporated by reference in, this communication. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1.877.387.2275). Past performance is not necessarily indicative of future results.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners. Other marks may be trademarks of their respective owners. All rights reserved. All rights reserved.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Intended for recipient only and not for further distribution without the consent of UBS.

Media Enquiries

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Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 65,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).